UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-40145

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai

China 200082

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 11, 2024, Jowell Global Ltd. (the “Company”) renewed Employment Agreement (the “Agreement”) with Mr. Haiting Li, the Company’s Chief Executive Officer, to serve in such position for a one-year term effective from March 1, 2024. Under the terms of the Agreement, Mr. Li will receive an annual salary of RMB420,000 (approximately $59,000), and will be eligible for an annual cash bonus in the Board’s sole discretion.

The foregoing description of the Agreement is only a summary of the terms of the Agreement and does not purport to be a complete description of such document, and is qualified in its entirety by reference to the Agreement, a copy of which is attached as an exhibit hereto and incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Jowell Global Ltd.

Date: March 12, 2024	By:	/s/ Haiting Li
	Name:	Haiting Li
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
10.1	Employment Agreement by and between Jowell Global Ltd. and Haiting Li dated March 11, 2024

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